

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 6, 2023

He Yu
Chairman and Chief Executive Officer
Kuke Music Holding Limited
Building 96, 4 San Jian Fang South Block
Chaoyang District
Beijing, 100024
The People's Republic of China

> **Re: Kuke Music Holding Ltd**
> **Form 20-F for Fiscal Year Ended December 31, 2022**
> **File No. 001-39859**

Dear He Yu:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 20-F for Fiscal Year Ended December 31, 2022

VIE Consolidation Schedule, page 7

1. Please revise the condensed consolidated information to separately identify the WFOEs that are the primary beneficiaries of the VIEs. In addition, revise the Selected Condensed Consolidated Statements of Comprehensive Income information to present major line items, such as costs of sales, gross profit and operating loss.

Item 5. Operating and Financial Review and Prospects
A. Operating Results
The COVID-19 pandemic, page 72

2. You state that beginning in January 2020, the COVID-19 pandemic and governmental measures imposed to contain its spread have disrupted your business. Please revise your

disclosure to explain why revenue increased by 82% in 2021 and then declined 61% in 2022.

Results of Operations, page 75

3.   For all periods, please expand your discussion to fully describe and analyze the underlying business reasons for material changes in revenues and expenses. Also, disclose any metrics you track to quantify customer demand. Where multiple drivers are responsible for the changes, please discuss and quantify the effect for each driver identified. Refer to Item 5 of Form 20-F, including the related Instructions.

Item 16I. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections, page 114

4.   We note your statement that you reviewed public filings and your register of members in connection with your required submission under paragraph (a). Please supplementally describe any additional materials that were reviewed and tell us whether you relied upon any legal opinions or third party certifications such as affidavits as the basis for your submission. In your response, please provide a similarly detailed discussion of the materials reviewed and legal opinions or third party certifications relied upon in connection with the required disclosures under paragraphs (b)(2) and (3).

5.   In order to clarify the scope of your review, please supplementally describe the steps you have taken to confirm that none of the members of your board or the boards of your consolidated foreign operating entities are officials of the Chinese Communist Party. For instance, please tell us how the board members' current or prior memberships on, or affiliations with, committees of the Chinese Communist Party factored into your determination. In addition, please tell us whether you have relied upon third party certifications such as affidavits as the basis for your disclosure.

6.   We note that your disclosures pursuant to Items 16I(b)(2) and b(3) are provided for "our company or any of such variable interest entities" and "Kuke Music Holding Limited or any variable interest entity," respectively. We also note that Exhibit 8.1 indicates that you have subsidiaries in Hong Kong and countries outside China that are not included in your VIEs. Please note that Item 16I(b) requires that you provide disclosures for yourself and your consolidated foreign operating entities, including variable interest entities or similar structures.
    •   With respect to (b)(2), please supplementally clarify the jurisdictions in which your consolidated foreign operating entities are organized or incorporated and provide the percentage of your shares or the shares of your consolidated operating entities owned by governmental entities in each foreign jurisdiction in which you have consolidated operating entities in your supplemental response.
    •   With respect to (b)(3), please provide the required information for you and all of your consolidated foreign operating entities in your supplemental response.

7.   With respect to your disclosure pursuant to Item 16I(b)(5), we note that you have included

language that such disclosure is "to our best knowledge." Please supplementally confirm without qualification, if true, that your articles and the articles of your consolidated foreign operating entities do not contain wording from any charter of the Chinese Communist Party.

Consolidated Financial Statements
18. Financial assets and financial liabilities
Trade receivables, page F-67

8.   Please explain to us in detail why the expected credit loss rate went from 4.86% in 2021 to 87.83% in 2022. Also, explain why you are reserving 49.8% of receivables that are not overdue in 2022 and how you considered IFRS 9(e).

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Nasreen Mohammed at 202-551-3773 or Joel Parker at 202-551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Jimmy McNamara at 202-551-7349 or Christopher Dunham at 202-551-3783 if you have any questions about comments related to your status as a Commission-Identified Issuer during your most recently completed fiscal year.

Sincerely,

Division of Corporation Finance
Office of Trade & Services